FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 19 December 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Issued: 19 December 2016, London, UK - LSE Announcement
GSK announces Board changes
GSK today announced the creation of a new Board committee and a number of changes to the membership of the Board and its committees, which will all take effect from 1 January 2017.
A new Board committee, the Science Committee, is to be established in order to provide oversight of, and expertise to the Board in relation to, GSK's R&D pipeline and scientific research strategy. It will be chaired by Non-Executive Director, Dr Jesse Goodman, the former Chief Scientist for the US FDA. Other members will include Sir Roy Anderson, who is Professor of Infectious Disease at Imperial College, London, Judy Lewent, former CFO of Merck & Co, and a further scientific and medical expert Non-Executive Director who is to be recruited. In light of this new committee and to ensure effective continuity, Professor Sir Roy, who joined the Board in 2007, has agreed to seek re-election at the 2017 AGM for a further year.
As previously announced, CEO Designate, Emma Walmsley, will join the Board as an Executive Director on 1 January 2017.
In addition, Patrick Vallance, President, R&D, will also join the Board as an Executive Director on 1 January 2017.
After nearly 6 years as a Non-Executive Director, Stacey Cartwright has informed the Company of her intention to step down from the Board on 31 December 2016. The Board wishes to acknowledge and thank Stacey for her service.
Dr Vivienne Cox and Urs Rohner will join additional Board Committees from 1 January 2017. Dr Cox will join the Remuneration Committee, in addition to her membership of the Corporate Responsibility Committee. Urs Rohner will join the Nominations Committee, in addition to his role as Chairman of the Remuneration Committee.
Victoria Whyte
Company Secretary
Notes to editors:
1. With effect from 1 January 2017, the composition of the Board of GSK will be as follows:
Sir Philip Hampton	Non-Executive Chairman
Sir Andrew Witty	Chief Executive Officer
Ms Emma Walmsley	Chief Executive Officer Designate
Mr Simon Dingemans	Chief Financial Officer
Dr Moncef Slaoui	Chairman, Global Vaccines
Dr Patrick Vallance	President, R&D
Professor Sir Roy Anderson	Independent Non-Executive Director
Mr Vindi Banga	Senior Independent Non-Executive Director
Dr Vivienne Cox	Independent Non-Executive Director
Ms Lynn Elsenhans	Independent Non-Executive Director
Dr Jesse Goodman	Independent Non-Executive Director
Ms Judy Lewent	Independent Non-Executive Director
Mr Urs Rohner	Independent Non-Executive Director
As previously announced, Sir Andrew Witty and Dr Moncef Slaoui will step down from the Board on 31 March 2017. From 1 April 2017 until his retirement on 30 June 2017, Dr Slaoui will serve as an advisor to both GSK and the Board.
Biographical details for each Board member can also be found on the Company's website, www.gsk.com
Emma Walmsley's base salary as CEO Designate is £850,000. Patrick Vallance's base salary as President, R&D is £780,000. The Remuneration Committee is currently consulting with shareholders in respect of the renewal of GSK's executive remuneration policy which will include the full details of GSK's executive directors' remuneration arrangements. An update will be provided in due course as this process concludes.
Ms Walmsley's and Dr Vallance's contracts of employment will be available for inspection at the Company's registered office and on the Company's website, www.gsk.com by1 January 2017.
Dr Vallance has an interest in excess of 290,000 GSK ordinary shares. There is no information to report under LR9.6.13 in respect of Dr Vallance.
The terms of reference for the Science Committee are available on the Company's website in the Governance section, together with the terms of reference for the Board's other committees.
As Chairman of the Science Committee, Dr Goodman will receive a supplemental fee of £20,000.
GSK - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.
GSK enquiries:
UK Media enquiries:	Anna Carruth	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)

Analyst/Investor enquiries:	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Cautionary statement regarding forward-looking statementsGSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D 'Risk factors' in the Company's Annual Report on Form 20-F for 2015.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: December 19, 2016

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc